CARTER LEDYARD & MILBURN LLP
Counselors at Law

2 Wall Street
New York, NY 10005-2072
570 Lexington Avenue	—	1401 Eye Street, N.W
New York, NY 10022	Tel (212) 732-3200	Washington, DC 20005
(212) 371-2720	Fax (212) 732-3232	(202) 898-1515

June 22, 2006

Mr. Stephen G. Krikorian
Branch Chief - Accounting
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LanOptics Ltd. Form 20-F for the Fiscal Year Ended December 31, 2004 Form 20-F for the Fiscal Year Ended December 31, 2005 File No. 0-20860

Dear Mr. Krikorian:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Staff”) in a letter addressed to Mr. Meir D. Burstin, Chairman of the Board of LanOptics Ltd. (the “Company” or “LanOptics”), dated May 9, 2006, with respect to the Company’s Annual Reports on Form 20-F for the fiscal years ended December 31, 2004 and 2005.

Pursuant to Rule 472 under the Securities Act of 1933, we are simultaneously filing Amendment No. 1 to the Company’s Annual Reports on Form 20-F for the year ended December 31, 2005, as requested in the comment letter. We have repeated your numbered comments below and have provided a response to each comment.

Fair Value Analysis provided Supplementally on April 6, 2006

1.	Please submit the Fair Value Analysis prepared by BDO Ziv Haft as supplemental material on EDGAR as required by Rule 101 of Regulation S-T.

We have requested in a separate letter to the Freedom of Information Officer of the Commission, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, C.F.R. §200.83 that the BDO Ziv Haft fair value analysis be treated as confidential and that it not be disclosed to any person pursuant to the Freedom of Information Act.

Mr. Stephen G. Krikorian

Form 20-F for Fiscal Year Ended December 31, 2005

General

2.	Where we have requested revisions to disclosures be made in future filings, your response should include your revised prospective disclosures.

The Company’s response to such requests includes the prospective disclosure or such disclosure has been provided in the aforementioned amendment.

Controls and Procedures, page 65

3.	Revise to provide disclosure in accordance with Regulation S-K, Item 308(c)

The disclosure in the Annual Report on Form 20-F for the year ended December 31, 2005 has been revised to state:

“There were no changes in our internal controls over financial reporting during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.”

4.	We note that you have revised this section in response to comment 1 of our letter dated September 6, 2005. Please note however, that discussion of “inherent limitations” of “internal controls” is not appropriate in the disclosure controls and procedures context unless you also state, if true, that you have designed your disclosure controls and procedures to address these limitations. Alternatively, you may exclude the discussion regarding any inherent risks.

The Company has deleted the discussion regarding inherent risks.

Note 2 – Significant Accounting Policies

k – Warrants to Redeemable Preferred shares in EZchip, page F-12

5.	We note that your option pricing model for warrants to purchase Series C Redeemable Preferred shares of EZchip uses an expected volatility of 80%. Tell us, and disclose in future filings, the factors you have historically considered in estimating the expected volatility of the nonpublic Series C Redeemable Preferred shares of EZchip and how you intend to estimate expected volatility, if different following adoption of SFAS 123(R).

The Staff is advised that in estimating the expected volatility of the Series C Redeemable Preferred Shares of EZchip, the Company relied on volatility data of comparable public companies. In evaluating comparable companies, the Company considered factors such as the industry, stage of life cycle, size and financial leverage. The expected volatility analysis was also supported by an independent valuation by BDO Ziv Haft. The Company intends to estimate the expected volatility in the same manner for the periods following its adoption of SFAS 123(R).

Mr. Stephen G. Krikorian

In the aforementioned amendment and in future filings the Company will clarify that the computation of expected volatility is based on realized historical stock price volatility of peer companies.

p – Accounting for stock based compensation, pages F-13 and F-14

6.	Tell us, and clarify in future filings, whether this footnote pertains to the options of LanOptics or EZchip, or both.

In the aforementioned amendment and in future filings, the Company will clarify that footnote 2P on pages F-13 to 14 pertains to the options of both EZchip and LanOptics. The first part of the footnote on page F-13 pertains to options granted by LanOptics and the second part of the footnote on page F-14 pertains to the options granted by EZchip. Accordingly, the assumptions presented in the footnote refer exclusively to the EZchip options.

Note 3 -Investment in EZchip, pages F-17 through F-19

7.	With regard to the Series C Redeemable Preferred shares of EZchip, revise to affirmatively state, if true, that you believe that the sum of the original Series C issuance price, accrued and unpaid dividends and 6% coupon interest exceeds the fair value of the Series C Redeemable Preferred shares. Disclose the method by which you historically determined the fair value of the shares and, as there have been no actual cash transactions subsequent to July 2005, the manner in which the shares will be valued in the absence of such transactions.

In response to the Staff’s comment, the Company will revise the disclosure in Note 3 to its consolidated financial statements beginning on page F-17 to clarify that the Company believes that the total of the original Series C issuance price, accrued and unpaid dividends and 6% coupon interest exceeds the fair value of the Series C Redeemable Preferred shares. The Company will also disclose that the fair value of those shares was based on a market participant approach that considers actual transactions entered into an arms’- length basis between willing parties and that in the absence of such transactions the Company will engage an independent valuation firm to asses the fair value of such shares.

Note 12 – Shareholders’ Deficiency

g – Stock option plans

Stock options of EZchip, pages F-27 and F-28

8.	Expand the disclosures surrounding your assumptions about the value of the EZchip ordinary shares underlying these options. Your revisions should include:

a.	how you determined that the fair value of the EZchip ordinary shares approximates the fair value of the Series C Redeemable Preferred shares, and

b.	the assumptions used in your option pricing model, to include a discussion of the expected volatility of the nonpublic EZchip ordinary shares.

Mr. Stephen G. Krikorian

In response to the Staff’s comment, the Company will revise the disclosure in Note 12 to the consolidated financial statements beginning on page F-27 to include the following:

(a)	The fair value of the EZchip ordinary shares approximates the fair value of the Series C Redeemable Preferred shares since the deemed fair value of EZchip’s ordinary shares is based on EZchip’s corporate value, which is evidenced by the preferred share investment rounds made during the years. Although the preferred shares do embody certain preferential rights compared to the ordinary shares, the Company believes this additional value is relatively minor. This conclusion was supported by an analysis performed by an independent valuation firm.

(b)	The computation of expected volatility of EZchip’s ordinary shares is based on realized historical stock price volatility of peer companies.

        If you have any further questions, please do not hesitate to contact Dror Israel, CFO of the Company, at 011 972-4-959-6602 or me at 212-238-8605.

Very truly yours, /s/ Steven J. Glusband Steven J. Glusband

SJG:tco
Enclosures

cc:	Tamara Tangen, Securities and Exchange Commission Dror Israel, CFO, LanOptics Ltd.